May 23, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Larry Spirgel
Dean Suehiro
Christie Wong

Re:	Yelp Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 001-35444

Ladies and Gentlemen:

Yelp Inc. (“we,” “us,” “our” or the “Company”) is providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 28, 2014 (the “Comment Letter”), regarding our Annual Report on Form 10-K for the year ended December 31, 2013 (the “Annual Report”). The following information is provided in response to the Staff’s comment included in the Comment Letter, which comment we have incorporated into this response letter in italics for the Staff’s convenience. Please note that the headings and numbering set forth below correspond to the headings and numbering reflected in the Comment Letter.

Business, page 1

General

1.

In future filings, please expand your discussion regarding systems in place to detect and remove fraudulent reviews. Additionally, in future filings, revise your disclosure to indicate, by percentage range, for example, how many reviews are believed to be fraudulent. Last, we note that you remove reviews for violating your terms of services. Please clarify what types of reviews fall within this category and whether it includes identifying and removing fraudulent reviews, or is limited to profanity or other offensive content.

We respectfully advise the Staff that the term “fraudulent reviews” is not a statistic or operating metric that either the Company’s management or board of directors measures or tracks.

As an initial matter, although the term “fraudulent review” does not lend itself to a precise definition, we believe that it would presumably require some form of intent to deceive. As a result, in order to characterize a particular review as fraudulent, we would need to make a determination about the state of mind of the user writing the review. Unfortunately, in order to make such a determination, we would need information not typically available to us, including information about who wrote the review and their motivation for writing it.

Yelp Inc. ● 140 New Montgomery Street, San Francisco, California 94105 ● Telephone: 415.908.3801 ● Fax: 415.908.3833

More importantly, however, a metric tied to fraud – under any traditional definition of the term – will fail to account for more nuanced (and potentially more common) instances of review bias and undue influence. For example, a local café may offer a free coffee to any patron who posts a 5-star review on the Yelp platform. Although a reviewer of the café may have no intent to deceive, his perception of the quality of the coffee may nevertheless be influenced by the offer, making his review potentially less reliable than reviews uninfluenced by the offer. Similarly, a dentist may write a review about a massage therapist who also happens to be the dentist’s patient. Even assuming the review is truthful and the dentist paid full price for the services, the review may carry an intrinsic bias due to the dentist’s professional relationship to the massage therapist. The massage therapist may also have taken extra time and care with the dentist beyond what she would have extended to the average consumer. As such, the dentist’s review may be less helpful or reliable than others where similar relationships did not exist.

Because the detection of “fraudulent” reviews would be both extremely difficult and insufficient to ensure the usefulness of content on our platform, we instead focus on identifying reviews that may be less reliable or helpful to consumers. Although the “less reliable” content that we target includes reviews that may be patently fraudulent (for example, reviews submitted by a local business owner for her own business through a fictional user account), the scope of our efforts must be broader in order to maintain the quality of our content. This approach also permits more flexibility with respect to treatment of the content itself. If a review is deemed less reliable, there may still be value in making it accessible to consumers, though de-emphasized; the doubt about its reliability is thereby communicated while still allowing consumers to make their own evaluation of its worth and authenticity.

For these reasons, we respectfully advise the Staff that we are unable to provide the requested percentage range of reviews believed to be fraudulent, and that even if such a measurement were available, the information would not be meaningful to investors because we believe consumers are focused primarily on whether reviews are reliable and useful, rather than whether they are merely not fraudulent. However, we further advise the Staff that we recently updated our disclosures in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 as follows (marked to show changes from our prior disclosure in the Annual Report):

Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain and expand our base of users and advertisers, as well as our ability to increase the frequency with which they use our solutions.

     We have developed a strong brand that we believe has contributed significantly to the success of our business. Maintaining, protecting and enhancing the “Yelp” brand is critical to expanding our base of users and advertisers and increasing the frequency with which they use our solutions. Our ability to do so will depend largely on our ability to maintain consumer trust in our solutions and in the quality and integrity of the user content and other information found on our website and mobile app, which we may not do successfully. If we do not successfully maintain a strong brand, our business could be harmed.

     For example, if consumers do not perceive the user content on our platform to be authentic, they may lose trust in the integrity of the content and our brand may be harmed. This may occur if consumers believe that the reviews, photos and other content contributed by our Community Managers or other employees are influenced by our advertising relationships or are otherwise biased. Although we take steps to prevent this from occurring by, for example, displaying an “ambassador” badge on the account profile pages for each of our Community Managers identifying them as Yelp employees and explaining their role on our platform, the designation does not appear on the page for each review contributed by the Community Manager and we may not be successful in our efforts to maintain consumer trust.

Yelp Inc. ● 140 New Montgomery Street, San Francisco, California 94105 ● Telephone: 415.908.3801 ● Fax: 415.908.3833

     Similarly, certain media outlets have previously reported allegations that a significant percentage of the reviews on our platform are not genuine. We dedicate significant resources to the goal of maintaining and enhancing the quality, authenticity and integrity of the reviews on our platform. In particular, our automated recommendation software analyzes all reviews submitted to our platform and highlights what it determines to be the most useful and reliable of them by publishing them directly on business listing pages. Our recommendation software is designed to avoid recommending content that we believe may be biased, unreliable or otherwise unhelpful; for example, our software may not recommend reviews written by users about whom we have limited information, reviews that may be biased because they were solicited from family, friends or favored customers, or unhelpful rants and raves. Our recommendation software operates continually, and the results of its determinations with respect to particular reviews may change over time as it factors in new information.

     ~~Although~~In addition, we take steps to address ~~the~~ reviews that may not be reliable through our ~~automated recommendation software, our~~ consumer alerts program, coordination with consumer protection agencies and law enforcement ~~and~~, sting operations targeting the buying and selling of reviews and, in certain egregious cases, taking legal action against businesses we believe to be engaged in deceptive activities. We also remove content from our platform that violates our terms of service, including, without limitation: fake or defamatory content; content that has been bought, sold or traded; threatening, harassing or lewd content, as well as hate speech and other displays of bigotry; and content that violates the rights of any third party or any applicable law. As of March 31, 2014, approximately 69% of the reviews submitted to our platform were recommended; approximately 24% were not recommended but still accessible on our platform and approximately 7% had been removed. However, we cannot ~~ensure~~ guarantee that each of the ~~36~~39.4 million ~~recommended~~ reviews on our platform that have been recommended and that have not been removed for violating our terms of service as of ~~December 31, 2013~~March 31, 2014 ~~are authentic~~ is useful or reliable. If consumers do not believe our recommended reviews to be useful and reliable, they may seek other services to obtain the information for which they are looking, and may not return to our platform as often in the future, or at all. This would negatively impact our ability to retain and attract users and advertisers and increase the frequency with which they use our platform.

     Maintaining and enhancing our brand may require us to make substantial investments, and these investments may not be successful. For example, our trademarks are an important element of our brand. We have faced in the past, and may face in the future, oppositions from third parties to our applications to register key trademarks in foreign jurisdictions in which we expect to expand our presence. If we are unsuccessful in defending against these oppositions, our trademark applications may be denied. Whether or not our trademark registration applications are denied, third parties may claim that our trademarks infringe their rights. As a result, we could be forced to pay significant settlement costs or cease the use of these trademarks and associated elements of our brand in those or other jurisdictions. Doing so could harm our brand or brand recognition and adversely affect our business, financial condition and results of operations. If we fail to maintain and enhance our brand successfully, or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

Yelp Inc. ● 140 New Montgomery Street, San Francisco, California 94105 ● Telephone: 415.908.3801 ● Fax: 415.908.3833

We will also include the following additional disclosure in our Annual Report on Form 10-K for the year ending December 31, 2014 and, to the extent applicable, other future filings:

Consumer Protection Efforts

     Our success depends on our ability to maintain consumer trust in our solutions and in the quality and integrity of the user content and other information found on our platform. We dedicate significant resources to the goal of maintaining and enhancing the quality, authenticity and integrity of the reviews on our platform, primarily through the following methods:

     Automated Recommendation Software. We use proprietary software to analyze the reliability and utility of each review submitted to our platform. The software applies the same objective standards to each review based on a wide range of data associated with each review and reviewer — regardless of the business being reviewed. The results of this analysis can change over time as the software factors in new information, which may result in reviews that were previously recommended becoming not recommended and reviews that were previously not recommended being restored to recommended status. Reviews that the software deems to be most useful and reliable are published directly on business listing pages, though neither we nor the software purport to establish whether or not any individual review is authentic. As of December 31, 2014, our software was recommending approximately X% of the reviews submitted to our platform. Reviews that are not recommended are published on secondary pages and do not factor into a business’s overall star rating. As of December 31, 2014, X% of the reviews submitted to our platform were not recommended but still accessible on our platform.

     Sting Operations. We routinely conduct sting operations to identify businesses and individuals who offer or receive cash, discounts or other benefits in exchange for reviews. For example, we may respond to advertisements offering to pay for reviews that are posted on Craigslist, Facebook and other platforms. We also receive and investigate tips from our users about potential paid reviews. At the conclusion of our investigations and operations, we typically pursue one or more of the courses of action described below (each of which we may also employ on a stand-alone basis).

     Consumer Alerts Program. We issue consumer alert warnings on business listing pages from time to time when we encounter suspicious activity that we believe is indicative of attempts to deceive or mislead consumers. For example, we may issue a consumer alert if we encounter a business attempting to purchase favorable reviews or a large number of favorable reviews submitted from the same Internet Protocol address. Consumer alerts generally remain in effect for 90 days or longer if the deceptive practices continue.

Yelp Inc. ● 140 New Montgomery Street, San Francisco, California 94105 ● Telephone: 415.908.3801 ● Fax: 415.908.3833

     Coordination with Law Enforcement. We regularly cooperate with law enforcement and consumer protection agencies to investigate and identify businesses and individuals who may be engaged in false advertising or deceptive business practices relating to reviews. For example, we assisted the New York Attorney General with “Operation Clean Turf,” an undercover investigation targeting review manipulation that resulted in 19 companies agreeing to pay more than $350,000 in fines to the State of New York.

     Legal Action. Our terms of service prohibit buying and selling of reviews, as well as writing fake reviews. In egregious cases, we take legal action against businesses we believe to be engaged in deceptive practices based on these prohibitions.

     Removal of Reviews. We regularly remove reviews from our platform which we believe violate our terms of service, including, without limitation: fake or defamatory reviews; content that has been bought, sold or traded; threatening, harassing or lewd content, as well as hate speech and other displays of bigotry; and content that violates the rights of any third party or any applicable law. Users can access information about reviews that we have removed for a particular business by clicking on a link on the business’s listing page. As of December 31, 2014, X% of the reviews submitted to our platform had been removed.

***

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (415) 525-8300 or David Peinsipp of Cooley LLP, the Company’s outside legal counsel, at (415) 693-2177 if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ Rob Krolik

Rob Krolik
Chief Financial Officer, Yelp Inc.

cc:	Laurence Wilson, General Counsel David Peinsipp, Cooley LLP

Yelp Inc. ● 140 New Montgomery Street, San Francisco, California 94105 ● Telephone: 415.908.3801 ● Fax: 415.908.3833